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TSX: SLX

SILVERMEX RESOURCES INCREASES PRODUCTION AND REVENUES IN THIRD QUARTER OF 2011

Vancouver, BC, Canada – November 14, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reported today its unaudited financial results for the quarter ended September 30, 2011. The La Guitarra Mine, located in the Temascaltepec mining district of Mexico, has achieved the maximum capacity of its current mill design. Having achieved its objective for 2011 of reaching full mill capacity, the Company will now focus on conducting advanced exploration programs with the objective of expanding production.

Highlights from the quarter include:

  Full capacity of the La Guitarra mill was achieved ahead of schedule. The mill is now running at a rate of 320 tonnes per day.
  Positive cash flow of $649,000 was achieved.
  Adjusted net income of $2.6 million was achieved
  Gross profits of $1.7 million were achieved on revenues of $5.1 million.
  Positive adjusted EBITDA of $1.4 million
  The La Guitarra mine produced 129,384 ounces of silver and 991 ounces of gold.
  Average realized silver price was US$37.67 per ounce and average realized gold price was US$1,756.00.

The Company achieved a gross profit of $1.7 million for the three months ended September 30, 2011, on sales of gold and silver of $5.1 million compared with a gross loss of $0.3 million, for the comparative 2010 period, on sales of gold and silver of $0.3 million.

Revenue increased for the three months ended September 30, 2011 compared with the three months ended June 30, 2011 due to at 58.9% increase in production and a 106.6% increase in ounces sold.

The Company incurred a net loss of $4.9 million for the three month period ended September 30, 2011 compared with a net loss of $0.5 million for the same period in 2010.

The increase in net loss in the third quarter of 2011 is mainly attributable to the $7.2 million write down of the San Marcial property. After completing an internal evaluation of San Marcial, Silvermex has determined that due to a number of factors, including the terms of the option agreement with Silver Standard Resource Inc. (“Silver Standard”) the property does not, at this time, warrant further development as a standalone project. Although management has written-down the property, the terms of the option agreement are in the process of being renegotiated and may retain the property if the renegotiated terms are acceptable. Adjusted net income, which excludes stock based compensation and the write down of the mineral property interest, for the three months ended September 30, 2011 was $2.6 million compared to adjusted losses of the same period in 2010 of $0.3 million.

For the third quarter, cash generated was $0.6 million compared with cash used of $0.2 million for the same period in 2010. At September 30, 2011, the Company had cash on hand of $14.0 million and short term investments of $7.4 million, current assets of $28.6 million and working capital of $24.6 million. The Company believes that the current cash on hand and short term investments are sufficient to meet its cash requirements for the consolidated entity for the next 12 months.

“We are very pleased with the financial performance of the operation,” stated Michael Callahan, Silvermex’s President. “Our objectives of improving efficiency, increasing productivity and building a solid team are providing tremendous results. Attaining full production will allow us to maximize cash flow from La Guitarra and provide the platform to grow in the district. Our underground drilling has shown very positive results, as we have announced thus far, and our surface drill program is well underway. We are excited about the potential we have to grow the Temascaltepec district into a multimillion ounce silver producer and create significant value for our company.”

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.